[Sonnenschein Nath & Rosenthal LLP Letterhead]




Marc Salle
816.460.2555
msalle@sonnenschein.com




August 31, 2006




VIA EDGAR


Ms. Kathleen Collins
Accounting Branch Chief
Room 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  DST Systems, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2005
          Filed March 7, 2006
          Form 8-K Filed July 21, 2006
          File No. 1-14036

Dear Ms. Collins:

     We serve as counsel to DST Systems, Inc. ("DST" or the "Company"), and have been asked by DST to provide the following responses to your comment letter dated July 27, 2006 to Mr. Thomas A. McDonnell, Chief Executive Officer of DST, with respect to the above-referenced reports.

     As discussed in our letter to you dated July 28, 2006, we appreciate the additional time in which to submit this response in light of the absence of key personnel of the Company during the period prior to the original deadline of August 10, 2006.

     In connection with this response, DST acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For your convenience, each response to your comments is preceded by the comment to which it relates. Page number references are to the pages of the applicable report.

Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Consolidated Statement of Income, page 77
-----------------------------------------

Comment 1. We note your response to prior comment no. 3 and that you believe your structure does not provide for meaningful segregation of selling, general and administrative costs under Rule 5-03(4) and that these amounts are immaterial. Further expand on your response to explain why selling, general and administrative expenses are not material and why this segregation is not meaningful to investors, considering it impacts gross margin. In your response address the Company's consideration of SAB 99.

     Response. As explained in the Company's comment response letter of June 23, 2006, the total expense associated with the executive, accounting / finance, internal audit, human resource and selling functions during the years ended December 31, 2005, 2004 and 2003 represented only a small fraction of the total operating costs and expenses incurred by the Company for those years and as such is believed by the Company to be quantitatively immaterial. The Company further believes that separately disclosing selling, general and administrative costs would not be qualitatively material under the guidance provided in SAB 99. Finally, the Company believes the nature of DST's business and its organizational structure, in which the operational and client relationship responsibilities of officers and associates are highly integrated, does not allow for a meaningful segregation of selling, general and administrative costs under Rule 5-03(4) of Regulation S-X, and that any such segregation would be subjective and would not provide useful information to investors. A brief overview of DST's business and an analysis of the Company's materiality considerations under SAB 99 follows.

     DST is the largest provider of third-party shareowner recordkeeping services for the mutual fund industry in the United States and is extremely well-known in the industry. DST's services, systems and products are highly technical. DST's software system for open-end mutual fund shareowner recordkeeping is TA2000. The system maintains all shareowner information and transactions for load, no-load and money market mutual funds. TA2000 also performs many specialized tasks such as accounting for asset allocation, assessing commissions and income tax reporting. DST offers a complete range of recordkeeping services, from full-service processing, which includes all clerical and data processing support for transfer agent activities, to remote or ASP (Application Service Provider) processing in which the clients perform all clerical functions using TA2000.

     DST performs remote and full-service mutual fund processing for approximately 200 institutional customers. Historically, turnover among DST's customers has been very low and any turnover that does occur is generally the result of mutual fund consolidations and mergers. DST has two operating segments (Financial Services and Output Solutions), but the Financial Services Segment is by far the largest and provides the vast majority of DST's annual operating income. Sources of new business for the Financial Services Segment include (1) existing mutual fund customers, particularly with respect to complementary and new services and products; (2) companies relying on their own in-house capabilities and not using outside vendors; (3) companies using competitors' systems; and (4) new entrants into the markets served by DST. The Company considers its existing client base to be one of its best sources of new business. In light of the importance of existing client relationships to DST's business and the highly technical nature of its services and products, client relationship management is an essential and pervasive function within the Company.

     As the market leader for third-party shareowner recordkeeping services for the mutual fund industry in the United States, DST is often automatically invited to respond to requests for proposals to provide these services. Because of its market leader position, DST does not maintain a significant sales staff for the purpose of growing its business. In fact, the Company had only one dedicated sales associate for mutual fund processing services in 2005. As a result, the Company believes that direct selling costs are not quantitatively significant to the Company.

     Obtaining new business and maintaining and growing existing client relationships are closely interrelated and these activities are performed by numerous operational associates under the direction of DST executive management. Because of the highly technical nature of DST's TA2000 system and the Company's related service offerings, DST's technical and operational personnel are highly involved in servicing existing clients and in attracting new customers. During the sales process, DST's associates are often matched up with operational associates from the potential customer (rather than the customer's purchasing department) to ensure that DST is the right solution for the customer's technical and processing requirements. Individuals performing these tasks do not separately allocate their time between the selling and operational aspects of their day-to-day responsibilities, which are in fact highly integrated. In some respects, DST's business is similar to a professional accounting, legal or consulting firm whereby many individuals have both operational and selling responsibilities, except that DST does not normally charge for units of time spent by officers or associates on client matters.

     As a service company, the largest cost associated with providing DST's computer processing services is compensation and benefits paid to the individuals providing these services. Because DST's employees do not separately account for time spent on selling or operational activities and because those activities are highly integrated, DST believes any allocation of compensation costs among operational, selling and administrative activities would be subjective and may not produce meaningful information. Conversely, reporting these activities for the few associates who spend the majority of their time on selling would not be reflective of the aggregate underlying selling activities being performed by other associates. The Company's general and administrative costs are primarily associated with functions that support corporate activities such as finance and accounting, legal, human resources and internal audit. The Company believes separately reporting the costs related to those corporate support functions would not be material from a quantitative or qualitative perspective, and that it is more meaningful and useful to investors to present all costs incurred by the Company, excluding depreciation and amortization, in costs and expenses on its Consolidated Statement of Income.

     As stated in SAB 99, "materiality concerns the significance of an item to users of a registrant's financial statements. A matter is `material' if there is a substantial likelihood that a reasonable person would consider it important." DST believes that operating income and operating margin are more meaningful financial measures to users of DST's financial statements than an analysis of the operational versus selling, general and administrative aspects of DST's total costs and expenses. DST's management considered the following qualitative materiality factors included in SAB 99:

     1) Are selling, general and administrative expenses capable of precise measurement?

     Because the selling and operational responsibilities of DST's officers and employees are so highly integrated, and because these DST associates do not track their time between the selling and operational aspects of their day-to-day responsibilities, the percentage of DST's total operating costs and expenses attributable to selling, general and administrative activities is not capable of precise measurement.

     2) Whether the non-disclosure of selling, general and administrative expenses masks a change in earnings or other trends or whether it hides a failure to meet analysts' consensus expectations.

     The Company's presentation does not mask a change in earnings or other trends related to the consolidated results of the Company. Financial trends and ratios, such as segment and consolidated operating margin, can be readily analyzed by users of the Company's financial statements. The Company does not believe segregating selling, general and administrative costs, especially given the subjective nature of allocating time between selling and operational functions of its officers and employees, would provide greater insight into earnings or other trends, or that the Company's current presentation of aggregating all operating costs and expenses (excluding depreciation and amortization costs) provides an incomplete understanding of those trends. The Company does not recall ever receiving any inquiries from investors or analysts requesting selling, general and administrative expense information.

     3) Whether the disclosure of selling, general and administrative expenses would change a loss into income or vice versa.

     Income  from  operations  would  be  the  same  if  selling,   general  and
administrative expenses were combined with other operating costs and expenses or if these amounts were separately stated.

     4) Whether the selling, general and administrative expenses concern a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

     Selling, general, and administrative expenses do not play a significant role in either of the Company's two operating segments (Financial Services and Output Solutions). In fact, many mutual fund customers of the Financial Services segment are also customers of the Output Solutions segment. The Company also believes these costs are immaterial, from both a qualitative and quantitative perspective, on a segment basis.

     5) Whether selling, general and administrative expenses affects the registrant's compliance with regulatory requirements

     Separately disclosing these costs has no effect on DST's compliance with regulatory requirements, except for compliance with Rule 5-03(4) of Regulation S-X, which would only be required if selling, general and administrative expenses were material.

     6) Whether selling, general and administrative expenses affects the registrant's compliance with loan covenants or other contractual requirements.

     DST was in compliance with all loan covenants and contractual requirements for all periods presented in the Form 10-K for the fiscal year ended December 31, 2005 and continues to be in compliance through June 30, 2006 (the Company's most recent interim reporting date). The non-presentation of these costs in the Statement of Income would have no effect on DST's compliance with covenants and contractual commitments. The Company has no debt covenants that are specific to selling, general and administrative costs.

     7) Whether the separate disclosure of selling, general and administrative expenses has the effect of increasing management's compensation.

     DST's management incentive compensation plans are primarily based on net income and diluted earnings per share. Separately presenting selling, general and administrative costs in the Statement of Income would not change net income or earnings per share and would have no effect on DST's management compensation.

     8) Whether or not non-disclosure of selling, general and administrative expenses involves concealment of an unlawful transaction.

     Not disclosing selling, general and administrative costs does not conceal an unlawful transaction.


     In summary, DST believes that the nature of its business as well as its organizational structure, in which virtually all officers and associates have operational responsibilities similar to a professional services firm, does not allow for a meaningful segregation of selling, general and administrative costs under Rule 5-03(4) of Regulation S-X. The Company believes allocating the costs associated with these activities would be subjective and would not produce meaningful information to users of DST's financial statements. Further, the Company has analyzed these costs and believes that these costs, from both a qualitative and quantitative perspective, are immaterial to the consolidated financial statements. DST has previously discussed this comment with the SEC in connection with DST's Form S-3 filed in 2003 and in connection with DST's Form S-1 filed in 1995. Subsequent to each comment letter discussion, the Company continued to aggregate selling, general and administrative expenses with other operating costs and expenses (except depreciation and amortization) consistent with past practice. The Company is aware of the requirements of Rule 5-03(4) of Regulation S-X and considers the adequacy of its disclosures at the end of each reporting period. There have been no significant changes in the Company's management team, business model, sales and marketing philosophy or overall composition of selling, general and administrative expenses since this issue was last discussed with the staff. The Company will continue to monitor its compliance with this rule in the future and will continue to reassess, on a periodic basis, the materiality considerations outlined herein.



Form 8-K Filed July 21, 2006
----------------------------

Comment 2. We note your response to our previous comment no. 13 and Form 8-K filed on July 21, 2006 concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it's presented. Consequently, we believe it should be removed.

     Response. The columnar Consolidated Statement of Income format, by segment, was intended to reconcile the reported GAAP amounts to the reported non-GAAP amounts adjusted for significant non-recurring or non-operational items. Upon further consideration of Regulation G and Item 10(e)(1)(i) of Regulation S-K, the Company has determined that it will discontinue using this columnar format for reconciling reported non-GAAP amounts to reported GAAP amounts in future earnings releases and reports on Form 8-K. In addition, the Company will discontinue the presentation of an entire non-GAAP Statement of Income in future earnings releases.

     To the extent non-GAAP financial measures are presented in future earnings releases, DST will reconcile those non-GAAP financial measures to the most directly comparable GAAP financial measures in accordance with the Commission's rules, but DST will limit the reconciliation to income from operations, pretax income, net income and earnings per share.



Comment 3. We also note that your non-GAAP adjustments and explanations are overly general. In your response you indicate that "Management believes the exclusion of these items provides a better basis for evaluating underlying business unit performance." It appears from this statement that the Company is placing more emphasis on Non-GAAP information than GAAP results. Please revise or advise. Further you provide several non-GAAP presentations which include single line items for "Non-GAAP" adjustments, and it is not evident from this presentation what is included in each Non-GAAP adjustment. Please revise or advise.



     Response. DST acknowledges that the use of the word "better" in the aforementioned sentence could potentially be read in a manner that suggests that the Company places greater emphasis on non-GAAP financial information. Accordingly, in future earnings releases, the Company will substitute the term "useful" for the term "better" in the above-quoted sentence and, at the end of this revised sentence, the Company will add "but should not be considered in isolation and is not in accordance with, or a substitute for, evaluating business unit performance utilizing GAAP financial information." In addition, the Company will provide additional information in future earnings releases on the purposes for which management uses non-GAAP financial measures in its budgeting and forecasting processes and in analyzing underlying business-unit performance, and the reasons why management believes those non-GAAP financial measures provide useful information to investors, in accordance with the Commission's rules and Question No. 8 in the Commission's June 13, 2003 Frequently Asked Questions guidance. The Company will further explain how excluding certain items that are of a significant non-recurring or non-operational nature allows the Company to further analyze its financial trends and "operational run-rate", as well as financial comparisons to prior periods.

     The Company will also revise its reconciliation of reported non-GAAP amounts to reported GAAP amounts in future earnings releases by presenting each non-GAAP adjustment individually rather than aggregating multiple non-GAAP adjustments into one particular line item. The Company will limit the reconciliation to income from operations, pretax income, net income and earnings per share. Finally, the Company will continue to monitor emerging guidance regarding the use of non-GAAP measures and modify its disclosures in future earnings releases, as applicable.

     We appreciate the opportunity to provide this response. If you have any questions or would like to discuss these responses, please call me at 816.460.2555.

                                               Very truly yours,

                                               /s/ Marc Salle

                                               Marc Salle

MS:eem

cc:  Ms. Theresa Hursh, Esq.
     Mr. Gregg Wm. Givens
     Mr. John F. Marvin, Esq.